Aureus Inc.

1170 Peachtree Street #1200

Atlanta, GA 30309

August 2, 2019

Karina Dorn

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Aureus Inc.

Offering Statement on Form 1-A

Filed August 2, 2019

File No. 024-11008

Dear Ms. Dorn:

Kindly be advised that Aureus Inc. (the “Company”) requests that its Regulation A offering be qualified on Wednesday, August 7, 2019 at 12:00 Noon.

Colorado will approve out offering with your qualification and their letter is attached.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Everette Dickson

Everett Dickson

Sent Via Email to john.lux@securities-law info

August 2, 2019

Aureus, Inc.

C/o John E. Lux, Esq.

1629 K Street. Suite 300

Washington. DC 20006

RE: Aureus, Inc. - Registration by Coordination

Dear Mr. Lux:

According to the Colorado Division of Securities’ records, Aureus, Inc. (“Aureus”) meets the requirements for “Registration by Coordination” pursuant to § 11-51-303(3). C.R.S.

Aureus' registration statement or other filings required to be filed with the Securities Commissioner shall be considered effective simultaneously with or subsequent to the federal registration statement or subsequent to the federal registration statement or other filings. §11-51- 303(3)(a) & (b), C.R.S.

Aureus shall promptly notify the Securities Commissioner of the date when the federal registration statement or other filings becomes effective and the content of any price amendment. § I 1-51-303(4), C.R.S.

If you have any questions or concerns, please do not hesitate to contact me at the undersigned.

Sincerely,

/s/ Derrick O’ Neal

Derrick O’ Neal

Securities Examiner